UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

Gmarket Reports 4Q08 GMV of Won 1.1 Trillion, Full-Year GMV of Won 4.0 Trillion
SIGNATURES

Gmarket Reports 4Q08 GMV of Won 1.1 Trillion, Full-Year GMV of Won 4.0 Trillion
Seoul, South Korea, January 30, 2009 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today that its gross merchandise value (“GMV”) totaled 1,107 billion Won for the fourth quarter of 2008, representing a 14% increase over the fourth quarter of 2007. Gmarket’s full-year 2008 GMV totaled 3,986 billion Won, representing a 23% increase over full-year 2007. GMV is defined as the total value of all items sold on our e-commerce marketplace.

	4Q 2008	4Q 2007	YoY	2008 Total	2007 Total	YoY
GMV (Won)	1,107 billion	970 billion	+14%	3,986 billion	3,249 billion	+23%

The Company’s top three product categories in terms of percentage of fourth quarter 2008 GMV were as follows: (1) food and lifestyle products: 37% (compared to 40% in the previous quarter and 33% in fourth quarter 2007); (2) clothing and accessories: 30% (compared to 26% in the previous quarter and 33% in fourth quarter 2007); and (3) computers and electronics: 29% (compared to 32% in both the previous quarter and fourth quarter 2007).
“Gmarket ended 2008 on a very positive note by setting a new record high for quarterly GMV,” said Young Bae Ku, Chief Executive Officer of Gmarket. “We also expect to see strong growth in net income despite the significantly adverse macroeconomic pressures that picked up during the fourth quarter. Although Gmarket is certainly not immune to such pressures, we are pleased that our active and loyal user base continued to make Gmarket the undisputed market leader in the Korean e-commerce industry.”
The Company plans to report its fourth quarter and full-year 2008 results and to hold a conference call with investors and analysts to discuss the fourth quarter and full-year 2008 results after the NASDAQ stock market closes on February 24, 2009 in New York (Wednesday, February 25, 2009 in Seoul).
Note: GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.

CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
Joseph Villalta
The Ruth Group
+1-646-536-7003
jvillalta@theruthgroup.com
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Recent global economic events including, but not limited to, the downturn in global economic and financial markets, changes in political, business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of ecommerce growth could also cause or contribute to such material differences in our actual performance, financial condition or results from those contained in this Form 6-K. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s most recent annual report on Form 20-F, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company We assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. You should not unduly rely on the forward-looking statements contained in this Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: January 30, 2009